EXHIBIT 12.1

HUDSON PACIFIC PROPERTIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(Unaudited; in thousands, except ratios)

	Consolidated				Historical Combined
	For the year ended December 31,
	2014	2013	2012	2011	2010
Earnings Available for Fixed Charges and Preferred Dividends:
Net income (loss) from continuing operations	$23,686	$1,415	$(5,457)	$(5,599)	$(3,954)
Plus fixed charges:
Interest expense (including amortization of loan fees)	$25,932	$25,470	$19,071	$17,480	$8,831
Series A preferred units	641	749	780	780	390
Capitalized interest and loan fees	6,938	4,562	1,461	189	165
Estimate of interest within rental expense	174	144	153	124	46

Fixed Charges	$33,685	$30,925	$21,465	$18,573	$9,432

Plus:
Amortization of capitalized interest	$232	$115	$73	$73	$73
Less:
Capitalized interest and loan fees	(6,938)	(4,562)	(1,461)	(189)	(165)
Series A preferred units	(641)	(749)	(780)	(780)	(390)

Earnings	$50,024	$27,144	$13,840	$12,078	$4,996

Ratio of earnings to fixed charges	1.49	0.88	0.64	0.65	0.53

Fixed charges in excess of earnings	$—	$3,781	$7,625	$6,495	$4,436

Combined Fixed Charges and Preferred Dividends:
Fixed charges (from above)	$33,685	$30,925	$21,465	$18,573	$9,432
Preferred dividends	12,144	12,144	12,144	7,328	427

Combined fixed charges and preferred dividends:	$45,829	$43,069	$33,609	$25,901	$9,859

Ratio of earnings to combined fixed charges and preferred dividends	1.09	0.63	0.41	0.47	0.51

Deficiency	$—	$15,925	$19,769	$13,823	$4,863